

Mail Stop 4628

December 30, 2015

Mr. Michael J. Pawelek
Chief Executive Officer
Brushy Resources, Inc.
300 E. Sonterra Blvd, Suite 1220
San Antonio, Texas 78258

      Re: **Brushy Resources, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed April 16, 2015
              File No. 000-54967

Dear Mr. Pawelek:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 2. Properties, page 34

1.   We note that as of January 1, 2015, approximately 77% of your proved reserves were classified as proved undeveloped reserves. Disclosure in your most recent interim filing indicates that no development costs have been incurred to date. We note that you do not anticipate a renewal of the Independent Bank credit facility in 2016 and are seeking alternative financing. Further, we note that you are fully drawn against your SOSventures, LLC credit facility. If you declare material quantities of proved undeveloped reserves as of December 31, 2015, disclose how you determined that there is a reasonable expectation of obtaining the financing required to implement the project(s) related to the undeveloped reserves. Refer to Rule 4-10(a)(26) of Regulation S-X.

Note 2 - Summary of Significant Accounting Policies, Page F-9

2.   We note that you revised your prior period financial statements as of and for the year ended December 31, 2013. The audit firm providing assurance on the out of period adjustments should make reference to such in their report. See AU Section 508 and http://pcaobus.org/standards/qanda/qa_adjustments.pdf. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

Karl Hiller
Branch Chief
Office of Natural Resources